UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras approves new Shareholder Compensation Policy

Rio de Janeiro, August 28, 2019—Petróleo Brasileiro S.A.—Petrobras reports that its Board of Directors, in a meeting held today, approved the new Shareholder Compensation Policy.

The new policy aims to establish an objective parameter for the payment of earnings, providing investors with more transparency on their compensation, considering the company’s indebtedness and cash flow. The chosen criteria allows for a balance between shareholders’ compensation and Petrobras’ financial sustainability and the maintenance of its investment capacity.

The main change brought about by the new policy is the definition that in the event of gross indebtedness1 of less than US$ 60 billion, the company may distribute to its shareholders 60% of the difference between the operating cash flow and investments, as defined below:

Compensation = 60% x (Operating Cash Flow–CAPEX2)

In the event of gross indebtedness1 in excess of US$ 60 billion, the company may distribute to its shareholders the minimum mandatory dividends provided for by law and the Bylaws.

The new policy is in line with the company’s debt reduction strategy and the pursuit of greater value creation for our shareholders.

The full version of the new policy is available on the Investor Relations website: www.petrobras.com.br/ri.

[1]	Including lease commitments (IFRS).
[2]

In this formula, the following are not considered as CAPEX: (a) proceeds from the sale of assets; (b) payments in oil and natural gas E&P bidding rounds; and (c) payments relating to the acquisition of companies or equity interests.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer